

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

> **Re: Pershing Square SPARC Holdings, Ltd./DE**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 28, 2022**
> **File No. 333-261376**

Dear William A. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

Amended Registration Statement on Form S-1 filed October 28, 2022

General

1. We note your response to prior comment 11 regarding the registration of the offering under state law and ask that appropriate disclosure regarding these issues be included in the prospectus. In addition, please tell us how you intend to advise potential investors of any approvals from state regulators obtained between the time the Form S-1 is declared effective and the Search Period and Disclosure Period.

2. Please note that the Division of Investment Management is continuing to review the response to comment 6 of our letter dated July 15, 2022 and may have further comment.

<u>Why are the SPARS Non-Transferable Before the SPAR Holder Election Period?, page 11</u>

3.   We note your response to prior comment 4. Please reconcile your response with the statement on page 11 that you "...expect that, if an orderly trading market develops, the trading price of the SPARS would largely reflect market expectations regarding the value of the post-combination company--specifically, the value of each Public Share in excess of the Final Exercise Price."

<u>Sponsor Warrants and Director Warrants, page 37</u>

4.   We note your responsive disclosure to prior comment 6. Please provide details on how the Sponsor determined the repurchase price.

<u>Capitalization, page 103</u>

5.   We note your response to our comment 7 and your revisions to your filing. Our understanding is that your capitalization table includes proceeds from the exercise of the SPARs and from the Committed Forward Purchase. Based on your disclosure throughout your filing, it appears that any proceeds from the exercise of the SPARs and from the Committed Forward Purchase will not be collected until after you enter into a Definitive Agreement, you may never enter into a Definitive Agreement with respect to a business combination, there is no guarantee that any SPARs will be exercised, and there is no guarantee that the Committed Forward Purchase will be consummated. In light of the foregoing, it does not appear that it is probable that you will receive the proceeds you have reflected in your capitalization table. Please revise your capitalization table to remove the scenarios that reflect the proceeds from the exercise of the SPARs and from the Committed Forward Purchase.

        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.